BMO Capital Markets Corp.

3 Times Square

New York, New York 10036

Wells Fargo Securities, LLC

375 Park Avenue

New York, New York 10152

UBS Securities LLC

1285 Avenue of the Americas

New York, New York 10019

Cantor Fitzgerald & Co.

499 Park Avenue

New York, New York 10022

February 4, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Paul Fischer

Re:	RAPT Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-236256)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of RAPT Therapeutics, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:15 PM, Eastern Time, on February 6, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

BMO CAPITAL MARKETS CORP. WELLS FARGO SECURITIES, LLC UBS SECURITIES LLC CANTOR FITZGERALD & CO. Acting severally on behalf of themselves and the several Underwriters
BMO CAPITAL MARKETS CORP.

By:	/s/ Reginald Miller
	Name:	Reginald Miller
	Title:	Vice President

WELLS FARGO SECURITIES, LLC

By:	/s/ Marc Ogborn
	Name:	Marc Ogborn
	Title:	Director

UBS SECURITIES LLC

By:	/s/ Robin Tang
	Name:	Robin Tang
	Title:	Associate Director

By:	/s/ James Stahlke
	Name:	James Stahlke
	Title:	Associate Director

CANTOR FITZGERALD & CO.

By:	/s/ Bala Murty
	Name:	Bala Murty
	Title:	Chief Operating Officer

[Signature Page to Underwriters’ Acceleration Request]